OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

4-Scored, Inc.

4901 NW 17th Way
Suite 406
Fort Lauderdale, FL 33309

http://www.4-scored.com

10000 shares of Series B Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of Series B Preferred Stock ($1,070,000)

Minimum 10,000 shares of Series B Preferred Stock ($10,000)

Company	4-Scored, Inc.
Corporate Address	4901 NW 17th Way - Suite 406 / Fort Lauderdale, FL 33309
Description of Business	Hotel Investment and Operating Company
Type of Security Offered	Series B Preferred Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Perks | Hotel Guest Room Reservation Discounts*

Investment of $100 will receive a 10% discount

Investment of $500 will receive a 15% discount

Investment of $1,000 will receive a 20% discount

Investment of $5,000 will receive a 25% discount

Investment of $10,000 will receive a 30% discount

Investment of $25,000 will receive a 40% discount

Investment of $50,000 will receive a 50% discount

*Discounts are off Best Available Rate ***at any hotel owned and operated by 4-Scored, Inc.*** subject to availability. Discounts are available for the life of the owned investor share. There are no Blackout Dates. All Investors will receive additional exclusive specials offers that will not be made available to the general public. Discounts are applied only to room rate for one room per stay and may not be transferred to a third party. Discounts may not be applied to hotel and service taxes, including, without limitation, sales and use tax, occupancy tax, room tax, excise tax, value added tax and other taxes. In some cities, the tax may include government imposed service fees or other fees not paid directly to a taxing authority but still required by law. Tax rates and the type of taxes may vary by location. Discounts may not be applied to valet, room service, concession, restaurant, bar, gym, spa or other guest services. All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

4-Scored, Inc. has been established with the objective to purchase existing hotels in 1st, 2nd and 3rd tier markets, honing in on available properties that are often overlooked by large private equity groups, hedge funds, financial institutions and private investors because of hotel brand-parent companies imposing property mandates.

Actual Case Study

In May 2017, we completed a walk-thru of an existing hotel that was available for purchase on the white-sandy beach of St. Petersburg, Florida. As a result of our walk-thru, we observed the following:

1. The hotel was in good to very good condition;
2. Exterior finishes were in good to very good condition;
3. Interior décor and furnishings were in good to very good condition;
4. HVAC, mechanicals, electrical and plumbing were adequate;
5. The property is in an excellent location;
6. The property was well situated and generally located in the vicinity of restaurants, entertainment and nightlife;
7. Two area of the property could easily be further developed;
8. One area could be used to add function space;
9. Another area could easily be developed into a public parking garage as it has direct street access; and
10. It has a full-liquor license and has two areas for food & beverage operations.

- Opportunities:

1. The property is measurably under-performing in occupancy in comparison to its competitive set.
2. Food & beverage outlets were not being maximized efficiently or effectively.
3. The property's asking price and rate CAP were attractive.
4. The property was overlooked by a significant number investment groups.

- Why?

A large percentage of investment groups only want to brand with a mid-scale, upscale, upper-upscale or luxury hotel brand. RE: Guest of these tiers are willing to spend more in overnight guest room rates and discretionary spending.

To the brand with one of these companies, it would require:

- A huge capital improvement expense to complete an extensive property improvement plan including a complete exterior refacing and enclosure of the exterior corridors, changing out all of the hotel's furniture, fixtures & equipment (FF&E) and operating supplies & equipment (OS&E) and much more.
- An expensive up-front cost in licensing and franchise fees.
- When adding up these costs, it's no longer an attractive option.
- It's the same scenario if an investment group considers an economy brand option. Unfortunately, when calculated, it's a money losing proposition. The economy brand's average daily rate doesn't support the purchase price, capital investment costs or operating costs.

If 4-Scored purchased that hotel, we believe we could have had great success because:

1. Harmony Hospitality Group's (our affiliate) initial licensing membership costs are minimal;
2. The company's owner-friendly quality standards would have only required:
   - Minimal property improvements
   - None or minimal FF&E and OS&E changes

This case study can be found in substantially every market across the United States.

Maximizing Human Resources / Minimizing Payroll Costs

4-Scored believes we have devised a plan allowing us to minimize our staff operating costs via shared-services with our subsidiary, Harmony Hospitality Group.

Examples of this – where individuals can support the day-to-day functions and make contributions for the benefit of both companies – includes the following;

- Creative Services
- Marketing

- Public Relations
- Technology
- Human Resources
- Legal Services
- Operations

Sales, Supply Chain, & Customer Base

<u>Existing Hotels</u>

There are hotels in substantially every market across the United States for 4-Scored to consider for purchase, renovation, re-branding and recapitalization as defined in the actual example.

Competition

The vast majority of what would be considered 4-Scored's competition are in the same situation as referenced in the actual example. This, in return actually minimizes our competition and increases our hotel investment opportunities.

Liabilities and Litigation

None.

The team

Officers and directors

Christopher Tompkins	Co-Founder / CEO / Director
Phillip Magri	Co-Founder / Chief Legal Officer / Director

Christopher Tompkins
Chris has served as Co-Founder, CEO and Director of 4-Scored, Inc. since inception in 2017. Most recently prior, Chris served as Chief Operating Officer for the hotel industry's emerging new brand, B Hotels & Resorts (2015-2016). His extensive previous hospitality experience includes both property and corporate-level positions for Hilton, Starwood, Hard Rock, Carlson, Hotel Investors and The Procaccianti Group, Sitmar & Holland America Cruise Lines and Polo Club Boca Raton. Chris's core-strengths include brand development, hotel market positioning/repositioning, innovative sales, marketing, PR, digital campaign strategies and guest-centric training programs designed to increase marketplace/competitive set visibility, guest satisfaction, consumer demand and top/bottom line revenues. Featured at industry conferences, forums and with leading publications, Chris has been general session guest speaker at the esteemed NYU Hospitality Conference in New York City, the Lodging Conference and the Boutique Hospitality Lodging Conference. He's also been interviewed on various travel industry-related topics for esteemed publications

including Hotel Business, Hotel Management Magazine, Travel & Leisure, Elite, Food & Wine, Hotel Business, Forbes and Harper's. Chris has also recently served as CEO of Harmony Hospitality Group, LLC (2016 - Present), Director of New Member Sales & Marketing at the Polo Club of Boca Raton (2016 - 2017), Chief Brand & Operating Officer of B Hotels & Resorts (2015 - 2016) and Marketing/Brand Consultant for Burlingame Country Club (2014 - 2016.)

Phillip Magri
Philip Magri, an attorney with over 21 years of securities and M&A experience, has a proven track record of assisting start-ups and micro-cap companies with all facets of development - from providing advice regarding proper legal formation and capital structure to raising capital through angel and venture capital financings – helping many eventually going public either through reverse mergers or traditional IPOs, including underwritten offerings and direct public offerings. Once public, Phillip assists his clients with regulatory compliance and other general counsel matters. Prior to founding Fort Lauderdale-based Magri Law (2013 - Present), Phil tenured over six years as the Assistant General Counsel to Trump Entertainment Resorts, Inc. and has an additional over ten-plus years working in New York City law firms. Phillip earned his BA from NYU in 1991 (Magna Cum Laude) with a double major in Economics and English Literature, and his JD from UVA in 1995. Phil is member of both the New York and Florida Bars. He has served as Co-Founder, Chief Legal Officer, Director of 4-Scored, Inc. since inception in 2017 and founded and has lead Magri Law since March 2013.

Number of Employees: 4

Related party transactions

In August 2017, the Company executed the Credit Facility with its founding shareholder. The Credit Facility provides the principal amount up to $15,000 of financing to the Company for working capital purposes. Amounts outstanding under the Credit Facility accrue interest, beginning on January 1, 2018, at an annual interest rate of 10% and mature in December 2023. Principal outstanding under the Credit Facility totaled $4,340 as of September 30, 2017. The Company maintains a mailing address at 4901 NW 17th Way - Suite 406 Fort Lauderdale, FL 33309, which is the business address of the Company's affiliate, Harmony Hospitality Group, LLC. The Company pays rent on a month to month basis for the use of this mailing address and the use of office space and equipment as necessary to conduct the Company's business activities, including the implementation of our business plan. The Company has no obligation beyond the current month and can terminate the use of facility at will.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We are a recently organized as an early stage company but have not yet commenced operations in our business.** We were incorporated on August 22,

2017 and to date have been involved primarily in organization activities. We have not yet commenced business operations. Further, we have not yet fully developed our business plan, or our management team, nor have we targeted or assembled any real or intangible property rights. Accordingly, we have no way to evaluate the likelihood that our business well be successfully. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by a development stage company and the high rate of failure for such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to our proposed business plan. There is no operating history upon which to base any assumption as to the likelihood that we will prove successful and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

- **Property owner, manager or traveler complaints or negative publicity about our company, our services or our business activities could diminish our brand.** Property owner, manager or traveler complaints or negative publicity about our company, our services or our business activities could severely diminish consumer confidence in and use of our services and negatively affect our brand. We may also be the subject of blog or forum postings that include inaccurate statements and create negative publicity. As a result of these complaints or negative publicity, property owners, and managers may discontinue their services with us or travelers may discontinue their use of our hotels, and our business, brand and results of operations could be adversely impacted.
- **In the future, we may need additional capital which may not be available on commercially acceptable terms, if at all.** The growth and development of our business will require a significant amount of additional working capital. Notwithstanding the above, in the event we need to raise additional funding in the future, such funding may not be available on terms that are acceptable to us and/or may have a dilutive effect on our existing stockholders. Additionally, if we are unable to achieve operational profitability, we will have to evaluate alternative actions to reduce our operating expenses and conserve cash. In the event we require, and are unable to raise, adequate funding in the future for our operations, we may be forced to scale back our business plan and/or liquidate some or all of our assets (or our creditors may undertake a foreclosure of such assets in order to satisfy amounts we owe to such creditors) or may be forced to seek bankruptcy protection, which could result in the value of our outstanding securities declining in value or becoming worthless.
- **General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.** Our business strategy depends significantly on demand for business and leisure travel generally and, more specifically, on demand for the types of properties we intend to acquire. Weak economic conditions in the United States, specifically in our intended markets,

and the uncertainty over the duration of these conditions, could have a negative impact on the hotel industry. If demand weakens, our operating results and growth prospects could be adversely affected. As a result, any delay in, or a weaker than anticipated, economic recovery will adversely affect our future results of operations and cash flows, potentially materially. Furthermore, a significant percentage of our intended guests originate in the United States and elsewhere in North America and, if travel from the United States or elsewhere in North America was disrupted, it could have a material adverse effect on its business, financial condition, liquidity, results of operations and prospects. Additionally, most of our hotels we initially intend to acquire will be located in the southeastern portion of Florida and a portion of its guests originate from Florida, the Midwest and the northeast, and, as a result, our business is exposed to economic conditions in such areas of the country. If the economy of such geographical areas weakens or experiences a downturn, it could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

- **Terrorist acts, armed conflict, civil unrest, criminal activity and threats thereof, and other international events impacting the security of travel or the perception of security of travel could adversely affect the demand for travel services, including hotel rooms, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.** Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak, escalation and/or continuation of hostilities or armed conflict abroad, civil unrest or the possibility thereof, the issuance of travel advisories by sovereign governments, and other geo-political uncertainties have had and may have an adverse impact on the demand for travel services, including hotel rooms. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing its profitability.
- **We are exposed to significant risks related to the geographic concentration of our hotels, including weather-related emergencies such as hurricanes, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.** We intend to commence our operations by initially focusing in Florida. Our hotels will initially be located in Florida and will be susceptible to weather-related emergencies, such as hurricanes. Damage to these resorts or a disruption of their operations or a reduction of travel to them due to a hurricane or other weather-related or other emergency could reduce our revenue, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. We cannot assure you that any property or business interruption insurance will adequately address all losses, liabilities and damages.
- **We may not be able to compete successfully with current and future competitors.** We have many competitors in the hotel industry. We will compete, in our current and proposed businesses, with other established companies, most

of which have far greater marketing and financial resources and experience than we do. We cannot guarantee that we will be able to penetrate our intended markets and compete profitably, if at all.

- **We will face a number of challenges prior to opening new or upgraded facilities.** No assurance can be given that, when we endeavor to take over, upgrade facilities or open new hotels, the expected timetables for opening such facilities will be met in light of the uncertainties inherent in the development of the regulatory framework, construction, the licensing process, legislative action and litigation. Delays in upgrading facilities or opening new hotels could lead to increased costs and delays in receiving anticipated revenues with respect to such facilities and could have a material adverse effect on our business, financial condition and results of operations.
- **Subsequent phases to certain of our existing projects and potential enhancements at our properties may require us to raise additional capital.** We believe that we need an approximate amount of $2,500,000 without any bank mortgage financing or $250,000 with bank mortgage financing to acquire an existing property and an additional $500,000 without any bank financing or $100,000 to renovate it according to our standards. We will need to access the capital markets or otherwise obtain additional funds to acquire properties and to fund enhancements we may undertake at such properties. We do not know when or if the capital markets will permit us to raise additional funds for such acquisitions and enhancements in a timely manner, on acceptable terms, or at all. Inability to access the capital markets, or the availability of capital only on less-than-favorable terms, may force us to delay, reduce or cancel our intended acquisitions and enhancement projects. Our ability to obtain bank financing or to access the capital markets for future offerings may also be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. As we seek additional financing, we will be subject to the risks of rising interest rates and other factors affecting the financial markets.
- **Insufficient or lower-than-expected results generated from our acquired properties and any new developments may negatively affect our operating results and financial condition.** There can be no assurance that the revenues generated from our acquired properties and any new developments will be sufficient to pay related expenses if and when these properties and developments are completed; or, even if revenues are sufficient to pay expenses, that the newly acquired properties and will yield an adequate return or any return on our significant investments. Our projects, if completed, may take significantly longer than we expect to generate returns, if any. Moreover, lower-than-expected results from the opening of a new facility may negatively affect our operating results and financial condition and may make it more difficult to raise capital.
- **Rising operating costs at our properties could have a negative impact on our business.** The operating expenses associated with our properties could increase

due to, among other reasons, the following factors: • changes in federal, state or local tax or regulations could impose additional restrictions or increase our operating costs; • aggressive marketing and promotional campaigns by our competitors for an extended period of time could force us to increase our expenditures for marketing and promotional campaigns in order to maintain our existing customer base or attract new customers; • as our properties age, we may need to increase our expenditures for repairs, maintenance, and to replace equipment necessary to operate our business in amounts greater than what we have spent historically; • an increase in the cost of health care benefits for our employees could have a negative impact on our financial results; • any additional costs imposed on us from vendors; • availability and costs associated with insurance; • increase in costs of labor; • our properties use significant amounts of electricity, natural gas and other forms of energy, and energy price increases may adversely affect our cost structure; and • our properties use significant amounts of water, and a water shortage may adversely affect our operations. If our operating expenses increase without any offsetting increase in our revenues, our results of operations would suffer.

- **Hotels require a high level of capital expenditures, maintenance and repairs and if we are not able to meet these requirements of our hotels appropriately, our business and operating results will suffer.** In order to maintain our hotels in good condition and attractive appearance, it is necessary to replace furnishings, fixtures and equipment periodically, generally every five to seven years, and to maintain and repair public areas and exteriors on an ongoing basis. If we do not make necessary maintenance, repairs and capital improvements, occupancy and room rates could fall, thereby adversely affecting our operating results, and we risk termination of franchise agreements at the affected hotels. Further, the process of renovating a hotel can be disruptive to operations, and a failure to properly plan and execute renovations and to schedule them during seasonal declines in business can result in renovation displacement, an industry term for a temporary loss of revenue due to implementing renovations. Our hotels will be pledged as collateral for mortgage loans that could limit our operational flexibility or otherwise adversely affect our financial condition. We intend to acquire hotels properties through mortgage loans secured by the respective property. The monthly repayment on such loans would decrease our cash available to initial projects and such loans could contain financial covenants, including leverage and coverage ratios, which restrict our ability to undertake certain intended projects. Also, our cash flow from operations may be insufficient to make required debt service payments. Debt defaults could lead to us being forced to sell one or more of our hotels on unfavorable terms or, in the case of secured debt, convey the mortgaged hotel(s) to the lender, causing a loss of any anticipated income and cash flow from, and our invested capital in, such hotel(s).
- **To service any indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.** If we acquire hotel properties through mortgages or other debt financing, our ability to make payments on and to refinance our indebtedness and to fund our

operations, planned capital expenditures and other needs will depend on our ability to generate cash in the future. Various factors could adversely affect our ability to meet operating cash requirements, many of which are subject to the operating risks inherent in the lodging industry and therefore are beyond our control. These risks include the following: • Dependence on business and leisure travelers, which have been and continue to be affected by threats of terrorism, or other outbreaks of hostilities, and may otherwise fluctuate and be seasonal; • Cyclical overbuilding in the lodging industry; • Varying levels of demand for rooms and related services; • Competition from other hotels, motels and recreational properties, some of which may be owned or operated by companies having greater marketing and financial resources than we do; • Decreases in travel due to increased gasoline prices; • Fluctuations in operating costs; • Changes in governmental laws and regulations that influence or determine wages or required remedial expenditures; • Changes in interest rates and the availability of credit; and • The perception of the lodging industry and companies in the debt and equity markets.

- **The value of our hotels will be dependent upon the successful operation and cash flows of the hotels.** The value of the hotels we acquire will be heavily dependent on their cash flows. If cash flow declines, the hotel values could suffer impairment and the ability to repay or refinance any debt could also be adversely affected. Factors affecting the performance of any of the hotels we acquire include, but are not limited to, construction of competing hotels in the markets served by our hotels, the need for renovations, the effectiveness of renovations or repositioning in attracting customers, changes in travel patterns and adverse economic conditions. We may not be able to fund future capital needs, including necessary working capital, funds for capital expenditures or acquisition financing, from operating cash flow.
- **We may not be able to implement our growth strategy.** With the net proceeds of this offering, we intend to pursue a full range of growth opportunities, including identifying hotels for acquisition, renovation, repositioning, or investment. We cannot assure you that the execution of our growth strategy will produce improved financial performance at the affected hotels. We compete for growth opportunities with national and regional hospitality companies, many of which have greater name recognition, marketing support and financial resources than we do. Our ability to make acquisitions and investments is dependent upon, among other things, our relationships with owners of existing hotels, our ability to identify suitable joint venture partners and to identify and consummate joint venture opportunities, financing acquisitions and successfully integrating new hotels into our operations. We cannot assure you that suitable hotels for acquisition, investment, management or rebranding, or a desired nationally recognized brand in a particular market, will be available on favorable terms or at all. Our failure to compete successfully for acquisitions, to finance those acquisitions on favorable terms, or to attract or maintain relationships with hotel owners and major hotel investors, or to achieve favorable returns on investments in hotel acquisitions, renovations and repositionings, could adversely affect our ability to expand our system of hotels. An inability to

implement our growth strategy successfully would limit our ability to grow our revenues, net income and cash flow.

- **Any future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and performance and any disputes that may arise between us and our joint venture partners.** We anticipate that a significant portion of any future hotel acquisitions will be made through joint ventures, although no assurance can be given that we will identify suitable joint venture partners or opportunities or enter into joint venture agreements on favorable terms or at all. We generally will not be in a position to exercise sole decision-making authority regarding the hotels owned through such joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests, strategies or goals that are inconsistent with our business interests, strategies or goals and may be, and in cases where we have a minority interest will be, in a position to take actions contrary to our policies, strategies or objectives. Joint venture investments also entail a risk of impasse on decisions, such as acquisitions or sales, because neither we nor our joint venture partner would have full control over the joint venture. Any disputes that may arise between us and our joint venture partners may result in litigation or arbitration that could increase our expenses and could prevent our officers and/or directors from focusing their time and effort exclusively on our business strategies. Consequently, actions by or disputes with our joint venture partners might result in subjecting hotels owned by the joint venture to additional risks. In addition, we may in certain circumstances be liable for the actions of our third-party joint venture partners.
- **We may be unable to purchase hotels on favorable terms, or at all.** Our business strategy includes purchasing, renovating, owning and re-branding hotel operating and operating them through our owned subsidiary, Harmony Hospitality Group, LLC. No assurance can be given that we will be able to purchase one or more of hotels on favorable terms . Even if we are able to purchase any hotels, either alone or with a joint venture partner, we may not be able to realize any profits after paying overhead or any lenders. In the future, we may not be able to vary our portfolio of hotels or other real estate promptly in response to changes in hotel performance or economic or other conditions. This inability to respond promptly could adversely affect us.
- **We may make acquisitions or investments that are not successful and that adversely affect our ongoing operations.** We may acquire or make investments in hotel properties that we believe complement our business. As a result, our ability to identify prospects, conduct acquisitions and properly manage the integration of acquisitions is unproven. If we fail to properly evaluate, execute and integrate hotel acquisitions or investments, we may be materially and adversely affected. In making or attempting to make acquisitions or investments, we face a number of risks, including: • Identifying suitable acquisition or investment properties, performing appropriate due diligence, identifying potential liabilities and

negotiating favorable terms for acquisitions and investments; • Reducing our working capital and hindering our ability to expand or maintain our business, including making capital expenditures and funding operations; • The potential distraction of our management, diversion of our resources and disruption of our business; • Competing for acquisition opportunities with competitors that are larger than we are or have greater financing and other resources than we have; • Accurately forecasting the financial impact of an acquisition or investment; and • Effectively integrating acquired companies or investments and achieving expected performance.

- **Losses may exceed our insurance coverage or estimated reserves.** Our hotel properties will be insured. We will be self-insured up to certain amounts with respect to our insurance coverages. Should a material uninsured loss or a loss in excess of insured limits occur with respect to any particular property, we could lose our capital invested in the property, as well as the anticipated income and cash flow from the property and, in the case of debt which is with recourse to us, would remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance coverage or estimated reserves will not occur in the future or that we will not be required to pay a significant deductible for such coverage. Any such loss would have an adverse effect on us. In addition, if we are unable to maintain insurance that meets our debt and franchise agreement requirements, and if we are unable to amend or waive those requirements, it could have a material adverse effect on us.
- **The lodging business is seasonal.** Demand for accommodations, and the resulting cash flow, vary seasonally. The high season tends to be the summer months for hotels located in colder climates and the winter months for hotels located in warmer climates. Since we intent to initially acquire hotel properties in south Florida, we anticipate that aggregate demand for accommodations at our hotels in our portfolio will be the lowest during the months of August, September and October. Additionally, our hotels will operate in an area that contain numerous other competitive lodging facilities.
- **If we lose or are unable to obtain key personnel, our ability to effectively operate our business could be hindered.** Our ability to maintain or enhance our competitive position will depend to a significant extent on the efforts and ability of our executive and senior management, particularly our chief executive officer. Our future success and our ability to manage future growth will depend in large part upon the efforts of our management team and on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining our personnel. Our inability to retain our current management team and attract and retain other highly qualified personnel could hinder our business.
- **The increasing use of third-party travel websites by consumers may adversely affect our profitability.** Travelers often book hotel rooms through third-party travel websites such as Travelocity.com, Expedia.com, Priceline.com and Hotels.com. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of

price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. We believe that the goal of these Internet intermediaries is to have consumers eventually develop brand loyalties to their reservation systems rather than to our selected brands. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

- **Aspects of our operations are subject to government regulation, and changes in government regulations may adversely affect our results of operations and financial condition.** A number of states and local governments regulate the licensing of hotels by requiring registration, disclosure statements and compliance with specific standards of conduct. Occupancy licenses are obtained prior to the opening of a hotel but may require renewal if there is a major renovation. Compliance with, or changes in, these laws could increase the cost of operating the affected hotels and/or reduce the revenue from our hotels and could otherwise adversely affect our results of operations and financial condition. Under the Americans with Disabilities Act, or ADA, all public accommodations are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A determination that any of our hotels are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants.
- **Costs of compliance with environmental laws and regulations could adversely affect operating results.** Under various federal, state, local and foreign environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for noncompliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous or toxic substances. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The presence of these hazardous or toxic substances on a property could also result in personal injury or property damage or similar claims by private parties. In addition, the presence of contamination, or the failure to report, investigate or properly remediate contaminated property, may adversely affect the operation of the property or the owner's ability to sell or rent the property or to borrow funds using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person. Some of our hotels may contain microbial matter such as mold, mildew and viruses. The presence of microbial matter could adversely affect our results of operations. In addition, if any hotel in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems is breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be

subject to private damage claims and awards. Any liability resulting from noncompliance or other claims relating to environmental matters could have a material adverse effect on us and our insurability for such matters in the future.

- **The price of the common stock we are offering by means of this prospectus was arbitrarily determined and bears no relationship to our actual value.** The offering price of $1.00 per share for the shares of common stock we are offering was arbitrarily determined by our board of directors. The facts considered in determining the offering price were, our financial condition and prospects, the general condition of the securities market, and our capital structure. The offering price bears no relationship to our book value, assets or earnings, or any other recognized criteria of value. The offering priced should not be regarded as an indicator of the future market price of our common stock.
- **Purchasers in this offering will experience immediate dilution, as the net tangible book value of the shares of common stock will be substantially lower than the offering price.** The offering price of the shares of common stock is substantially higher than the net tangible book value per share of our common stock. As a result, each stockholder purchasing in this offering will experience immediate dilution of per share of our common stock. Dilution is the difference between the public offering price per share and the net tangible book value per share of common stock.
- **Our Articles of Incorporation for our board of directors to create new series of preferred stock without further approval by our stockholders which could adversely affect the rights of the holders of our common stock.** Our Articles of Incorporation authorizing 100,000 shares of "blank check" preferred stock. Our board of directors has the authority to fix and determine the relative rights and preferences of the "blank check" preferred stock and to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to such holders (i) the preferred right to our assets upon liquidation, (ii) the right to receive dividend payments before dividends are distributed to the holders of common stock and (iii) the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing common stockholders. Any of the actions described in the preceding paragraph could significantly adversely affect the investment made by holders of our common stock. Holders of common stock could potentially not receive dividends that they might otherwise have received. In addition, holders of our common stock could receive less proceeds in connection with any future sale of the Company, whether in liquidation or on any other basis.
- **Our officers and directors have limited liability and have indemnity rights which may discourage stockholders from bringing an action against them.** Our Articles of Incorporation provides that we will indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction

in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. Our Articles of Incorporation also provides for the indemnification by us of our officers and directors against any losses or liabilities incurred as a result of the manner in which the officers and directors operate our business or conduct our internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, our best interests of and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. The existence of these provisions may discourage holders of our Common Stock from bringing an action against management because we may be responsible for paying all costs associated therewith, which could negatively impact the value of our Common Stock.

- **We may never have a public market for our common stock or may never trade on a recognized exchange. Therefore, you may only be able to liquidate your investment through the investment portal used to make your investment or you may be unable to liquidate your investment in our stock.** There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system. There can be no assurance that a regular trading market will ever develop or that if it did develop, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.
- **If we choose to carry debt, inability to make secured debt payments could result in loss of mortgaged property and reduce the value of your investment.** Although we currently do not carry any debt, we may in the future. Debt financing carries many risks, including: refinancing difficulties, loss of mortgaged properties, reduced ability to obtain new financing and increases in interest. We may choose to use debt financing in connection with future properties. If we cannot meet our secured debt obligations, the lender could take the collateral and we would lose both the secured property and the income, if any, it produces. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations. We could have to pay substantial legal costs in connection with foreclosure of a property, and thus be subject to a deficiency judgment if the foreclosure sale amount is insufficient to satisfy the mortgage.
- **Rising interest rates could adversely affect our interest expense and cash flow and reduce the value of your investment.** We may borrow money at variable interest rates in the future to finance operations. Increases in interest rates would increase our interest expense on our variable rate debt, which would adversely affect cash flow and our ability to service our debt and make distributions to us.
- **Our lack of an industry or consumer established brand name and relative lack of resources could negatively impact our ability to effectively compete in the hotel industry, which could reduce the value of your investment.** We do not have an industry or consumer established brand name or reputation in the hotel

industry. We also have a relative lack of resources to conduct our business operations. Thus, we may have difficulty effectively competing with companies that have greater name recognition and resources than we do. Presently, we have no patents, copyrights, trademarks and/or service marks that would protect our brand name or our proprietary information, nor do we have any current plans to file applications for such rights. Our inability to promote and/or protect our brand name may have an adverse effect on our ability to compete effectively in the hotel industry.

- **Payment of dividends is subject to restrictions under Florida law.** We were incorporated in the state of Florida. Under the Florida Business Corporation Act, we may only pay dividends subject to our ability to service our debts as they become due and provided that our assets will exceed our liabilities after the dividend. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We can give no assurance that we will declare dividends of any amounts, at any rate or at all in the future. The declaration of future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.
- **Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.** Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures known as advanced persistent threats, directed at the Company. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and intellectual property, and that of our clients and personally identifiable information of our customers. Additionally, we increasingly rely on third-party data storage providers, including cloud storage solution providers. The secure processing, maintenance and transmission of this information are critical to our operations and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures. While we and our third-party service providers have experienced, and expect to continue to experience, these types of threats and incidents, none of them to date have been material to the Company. Cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information) and the disruption of business operations. Our business interruption insurance may be insufficient to compensate us for losses that may occur. The potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of the services we provide to our customers, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Christopher Tompkins, 33.33% ownership, Common Stock
- Fred Schmid, 32.17% ownership, Common Stock
- Philip Magri, 32.17% ownership, Common Stock
- Christopher Tompkins, 33.33% ownership, Series A Preferred Stock
- Fred Schmid, 33.33% ownership, Series A Preferred Stock
- Philip Magri, 33.33% ownership, Series A Preferred Stock

Classes of securities

- Common Stock: 21,500,000

  Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except as otherwise provided in the articles of incorporation or a certificate of designation.

  Plurality Voting. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. In all elections for directors, every shareholder shall have the right to vote, in person or by proxy, for the number of shares owned by him or her, for as many persons as there are directors to be elected.

  Proxies. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact filed with the secretary of the corporation. No proxy shall be valid more than eleven months after the date of execution unless otherwise provided in the proxy.

  Action Without Meeting. Any action required by law to be taken at a meeting of the shareholders, or any other action that may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote at a meeting for that purpose and filed with the secretary of the Corporation.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

Our Articles of Incorporation, as amended, authorizes the issuance of up to 100,000,000 shares of common stock and 50,000,000 shares of "blank check" preferred stock. The Articles of Incorporation authorize our Board to prescribe the series and the voting powers, designations, preferences, limitations, restrictions and relative rights of any undesignated shares of our preferred stock.The rights, preferences and privileges of the holders of the Company's Class Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Shares and any additional classes of preferred stock that we may designate in the future. Also, the future issuance of common stock and preferred stock may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. We may value any common stock or preferred stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors.

- Series A Preferred Stock: 75

1. Designation and Amount.

This series of Preferred Stock shall be designated "**Series A Preferred Stock**" and the authorized number of shares constituting such series shall be Seventy-Five (75). The par value of the Series A Preferred Stock shall be $0.001 per share. Shares of the Series A Preferred Stock shall have a stated value of $0.001 per share (the "Stated Value").

2. Dividends.

The holders of shares of Series A Preferred Stock shall not be entitled to receive any dividends.

3. Preferences on Liquidation.

Subject to the provisions of Section 6(a) below, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, an amount equal to one dollar ($1.00) per share.

4. Super Voting Rights.

Except as otherwise required by law or by the Articles of Incorporation and except as set forth in Section 6(b) below, the outstanding shares of Series A Preferred Stock shall vote together with the shares of Common Stock and other voting securities of the Corporation as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent 80 percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders. Each outstanding share of the Series A Preferred Stock shall represent its proportionate share of the 80 percent (80%) which is allocated to the outstanding shares of Series A Preferred Stock.

5. Negative Covenants.

The Corporation will not, by amendment of the Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Articles of Incorporation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock against impairment.

6. Ranking; Changes Affecting Series.

(a) The Series A Preferred Stock shall, with respect to distribution rights on liquidation, winding up and dissolution, (i) rank senior to any of the shares of Common Stock of the Corporation, and any other class or series of stock of the Corporation which by its terms shall rank junior to the Series A Preferred Stock, and (ii) rank junior to any other series or class of preferred stock of the Corporation and any other class or series of stock of the Corporation which by its term shall rank senior to the Series A Preferred Stock.

(b) So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not (i) alter or change any of the powers, preferences, privileges or rights of the Series A Preferred Stock, or (ii) amend the provisions of this Section 6; in each case, without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, as to changes affecting the Series A Preferred Stock.

7. No Redemption.

The shares of the Series A Preferred Stock are not redeemable.

8. Protection Provisions.

So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by the Florida Business Corporation Act) of the Holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a) alter or change the rights, preferences or privileges of the Series A Preferred Stock;

(b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series A Preferred Stock;

(c) create any new class or series of capital stock having a preference over the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined, "Senior Securities");

(d) create any new class or series of capital stock ranking pari passu with the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined, "Pari Passu Securities");

(e) increase the authorized number of shares of Series A Preferred Stock;

(f) issue any shares of Series A Preferred Stock other than pursuant to the Securities Purchase Agreement with the original parties thereto;

(g) issue any additional shares of Senior Securities; or

(h) redeem, or declare or pay any cash dividend or distribution on, any Junior Securities.

If holders of at least a majority of the then outstanding shares of Series A Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock pursuant to Subsection (a) above, then the Corporation shall deliver notice of such approved change to the Holders of the Series A Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders").

9. Merger, Consolidation, Etc.

(a) If at any time or from time to time there shall be (i) a merger, or consolidation of the Corporation with or into another corporation, (ii) the sale of all or substantially all of the Corporation's capital stock or assets to any other person, (iii) any other form of business combination or reorganization in which the Corporation shall not be the continuing or surviving entity of such business combination or reorganization, or (iv) any transaction or series of transactions by the Corporation in which in excess of 50 percent (50%) of the Corporation's voting power is transferred (each, a "Reorganization"), then as a part of such Reorganization, provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive the same kind and amount of stock or other securities or property (including cash) of the Corporation, or of the successor corporation resulting from such Reorganization.

(b) The provisions of this Section 9 are in addition to and not in lieu of the provisions of Section 2 hereof.

10. No Impairment.

The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

11. Lost or Stolen Certificates.

Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Corporation, or (iii) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

- Series B Preferred Stock: 0

1. Designation and Amount.

This series of Preferred Stock shall be designated "**Series B Preferred Stock**" and the authorized number of shares constituting such series shall be Twenty-Five Million (25,000,000). The par value of the Series B Preferred Stock shall be $0.001 per share. Shares of the Series B Preferred Stock shall have a stated value of $1.00 per share (the "Stated Value").

2. Dividends.

From and after the date of the issuance of any shares of Series B Preferred Stock, dividends at the rate per annum of $0.10 per share shall accrue on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the “Accruing Dividends”). AccruingDividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 2, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid and (ii) the dividend payable on each share of Series B Preferred Stock, as if all shares of such class or series had been converted into Common Stock.

3. Preferences on Liquidation.

(a) **Preferential Payments to Holders of Series B Preferred Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series B Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock pursuant to Section 5 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series B Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Subsection 5(a), the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) **Payments to Holders of Common Stock.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series B Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(c) **Deemed Liquidation Events.** Each of the following events shall be considered a "Deemed Liquidation Event":

(i) a merger or consolidation in which the Corporation is not the surviving entity (other than a merger to effectuate a change in domicile) or which the shareholders of the Company do not retain at least 25 percent (25%) of the outstanding capital stock of the surviving entity; and

(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4. Voting Rights.

(a) **General.** On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series B Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b) **Protection Provisions.** So long as least 25 percent (25%) of the shares of Series B Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by the Florida Business Corporation Act) of the Holders of at least a majority of the then outstanding shares of Series B Preferred Stock:

(i) alter or change the rights, preferences or privileges of the Series B Preferred Stock;

(ii) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series B Preferred Stock;

(iii) create any new class or series of capital stock having a preference over the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined, "Senior Securities");

(iv) create any new class or series of capital stock ranking pari passu with the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation; or

(v) issue any additional shares of Senior Securities; or redeem, or declare or pay any cash dividend or distribution on, any Junior Securities.

If holders of at least a majority of the then outstanding shares of Series B Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock pursuant to Subsection (b) above, then the Corporation shall deliver notice of such approved change to the Holders of the Series B Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders").

5. Conversion.

The Series B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Optional Conversion.

(i) Conversion Ratio. Each share of Series B Preferred Stock shall be convertible, at he option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price (as defined below) in effect at the time of conversion. The "Series B Conversion Price" shall initially be equal to $1.00. Such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(ii) Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series B Preferred Stock.

(iii) Notice of Conversion. In order for a holder of Series B Preferred Stock to voluntarily convert shares of Series B Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series B Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series B Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series B Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series B Preferred Stock represented by the surrendered certificate that were not converted into Common Stock.

(b) Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $5.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Series B Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsections 5(a)(i) and 5(a)(ii) such shares may not be reissued by the Corporation.

(c) Effect of Conversion. All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

(d) No Further Adjustment. Upon any such conversion, no adjustment to the Series B Conversion Price shall be made for any declared but unpaid dividends on the Series B Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

6. Adjustments to Series B Conversion Price for Diluting Issues.

(a) Special Definitions. For purposes of this Article Fourth, the following definitions shall

apply:

(i) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(ii) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(iii) "**Series B Original Issue Dat**e" shall mean the date on which the first share of Series B Preferred Stock was issued.

(iv) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or deemed to be issued) by the Corporation after the Series B Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(1) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on an outstanding class of capital stock;

(2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of capital stock;

(3) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(4) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(5) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(6) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(7) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation;

(8) shares of Common Stock, Options or Convertible Securities issued in connection with collaboration marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b) **No Adjustment of Series B Conversion Price**. No adjustment in the Series B Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least 25 percent (25%) of the then outstanding shares of Series B Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(c) **Adjustment of Series B Conversion Price Upon Issuance of Additional Shares of Common Stock.** In the event the Corporation shall at any time after the Series B Original Issue Date issue Additional Shares of Common Stock (excluding Exempted Securities), without consideration or for a consideration per share less than the applicable Series B Conversion Price in effect immediately prior to such issue, then the Series B Conversion Price shall be reduced, concurrently with such issue, to the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of $0.001 of consideration for all such Additional Shares of Common Stock issued or deemed to be issued.

(d) **Adjustment for Stock Splits and Combinations.** If the Corporation shall at any time or from time to time after the Series B Original Issue Date effect a subdivision of the outstanding Common Stock, the Series B Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock, the Series B Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Subsection 6(d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

7. No Redemption.

The shares of the Series B Preferred Stock are not redeemable.

8. Merger, Consolidation, Etc.

(a) If at any time or from time to time there shall be (i) a merger, or consolidation of the Corporation with or into another corporation, (ii) the sale of all or substantially all of the Corporation's capital stock or assets to any other person, (iii) any other form of business combination or reorganization in which the Corporation shall not be the continuing or surviving entity of such business combination or reorganization, or (iv) any transaction or series of transactions by the Corporation in which in excess of 50 percent (50%) of the Corporation's voting power is transferred (each, a "Reorganization"), then as a part of such Reorganization, provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive the same kind and amount of stock or other securities or property (including cash) of the Corporation, or of the successor corporation resulting from such Reorganization.

(b) The provisions of this Section 8 are in addition to and not in lieu of the provisions of Section 2 hereof.

9. No Impairment.

The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment.

10. Lost or Stolen Certificates.

Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Corporation, or (iii) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

What it means to be a Minority Holder

On October 6, 2017, we filed an Amendment to our Articles of Incorporation with the Secretary of State of Florida pursuant to which we increased our authorized blank check preferred stock and designated 75 shares of preferred stock as "Series A Preferred Stock" and 25,000,000 as "Series B Preferred Stock". Generally, the outstanding shares of Series A Preferred Stock vote together with the shares of Common Stock and other voting securities of the Company as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of stockholders of the Company or action by written consent of stockholders. Each outstanding share of the Series A Non-Convertible Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series A Non-Convertible Preferred Stock. Currently, there are 75 shares of Series A Non-Convertible Preferred Stock outstanding, all of which are owned by our founders. As a result, these four founders have the collective ability to significantly influence the outcome of issues submitted to our stockholders. Although our officers and directors have a fiduciary obligations to the Company stockholders, their interests may not always coincide with our interests or the interests of other shareholders. As a consequence, it may be difficult for the other shareholders to remove our management.

We intend to sell the Series B Preferred Stock in this offering under Regulation CF as well pursuant to Rule 506(c) of the Securities Act of 1933, as amended.

Dilution

Our Articles of Incorporation, as amended, authorizes the issuance of up to 100,000,000 shares of common stock and 50,000,000 shares of preferred stock. Each Investor's stake in the Company will be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The future issuance of common stock and preferred stock may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. We may value any common stock or preferred stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on the book value of your common stock.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-30.

Financial Condition

Results of Operation

The Company has not yet generated any revenues and does not anticipate doing so until it has completed the acquisition of a hotel property which is not anticipated to occur prior to six months after the anticipated full raise amount has been completed.

The net loss from inception to September 30, 2017 of $1,088 represents organizational costs and general and administrative costs of the entity.

Based on the Company's forecast, with the liquidity of the anticipated full raise amount, the Company anticipates that it can operate the business for twelve months without revenue generation. The Company plans to acquire its first hotel property within twelve months of a successful full raise. After acquisition, the property will generate operating income due in part to its branding with Harmony Hospitality.

In August 2017, the Company executed the Credit Facility with its founding shareholder. The Credit Facility provides the principal amount up to $15,000 of financing to the Company for working capital purposes. Amounts outstanding under the Credit Facility accrue interest, beginning on January 1, 2018, at an annual interest rate of 10% and mature in December 2023. Principal outstanding under the Credit Facility totaled $4,340 as of September 30, 2017.

Financial Milestones

The Company will use the anticipated full funding of the offering to acquire its first hotel property, either solely from the proceeds from the offering or in conjunction with debt where the the property would collateralize the debt. After acquisition, the property will generate operating income due in part to its branding with Harmony Hospitality.

Within twelve months from the date of acquisition of the first property, the Company should be able to determine the success of the implementation of the 4-Scored process. Based upon the success of the first property, the Company will then look to expand its ownership and operation of additional hotel properties. The acquisition of additional properties may occur through proceeds from additional capital raises, debt issuance or any other method available to the Company.

Liquidity and Capital Resources

The Company is currently not operating any hotel properties and requires the infusion of new capital to acquire the first property. If the Company is successful in this offering, it will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company. Once the offering has been completed, the Company anticipates acquiring the first property within twelve months.

In August 2017, the Company executed the Credit Facility with its founding shareholder. The Credit Facility provides the principal amount up to $15,000 of financing to the Company for working capital purposes. Amounts outstanding under the Credit Facility accrue interest, beginning on January 1, 2018, at an annual interest rate of 10% and mature in December 2023. Principal outstanding under the Credit Facility totaled $4,340 as of September 30, 2017.

Indebtedness

In August 2017, the Company executed the Credit Facility with its founding shareholder. The Credit Facility provides the principal amount up to $15,000 of financing to the Company for working capital purposes. Amounts outstanding under the Credit Facility accrue interest, beginning on January 1, 2018, at an annual interest rate of 10% and mature in December 2023. Principal outstanding under the Credit Facility totaled $4,340 as of September 30, 2017.

Recent offerings of securities

None

Valuation

$21,500,075.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value based intellectual property, brand identity exclusivity, co-founders' domain experience in the areas of; hospitality, technology, corporate securities and finance.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$50,000	$1,070,000
Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$3,000	$64,200
Net Proceeds	$9,400	$47,000	$1,005,800
Use of Net Proceeds:			
Hotel Acquisition Down Payment	N/A	N/A	$800,000
Hotel Renovation or Property Improvements	N/A	N/A	$150,000
Working Capital	$9,400	$44,500	$53,300
State Blue Sky Fees	N/A	$2,500	$2,500
Total Use of Net Proceeds	$6,900	$47,500	$1,005,800

We are seeking to raise a minimum of $50,000 (target amount) and up to $1,070,000 (over-allotment amount) in this offering through Regulation Crowdfunding.

- If we raise our minimum allotment, we believe the amount will provide us with the capital to move forward with the ability to introduce and market the Company's Branding Franchise-Membership program to hotel owners, pay for State Blue Sky Fees, and utilize some of the funds for the company to proceed to attain Regulation A+ status.
- If the company raises $500,000, we believe the amount will provide us with the capital launch and market the Company's Branding Franchise-Membership program, move forward to attain Regulation A+ status, and plan to use allocate approximately $400,000 of the monies towards the down payment for a hotel with the balance of the hotel purchase cost being financed. We feel any hotel property acquired should be cash flow positive and allow the Company to continue its operations going forward for 12 months.

- If we raise $1,070,000, we believe the amount will provide us with the capital launch and market the Company's Branding Franchise-Membership program, move forward to attain Regulation A+ status and plan to allocate approximately $800,000 towards the purchase of two hotels with the balance of the each of the hotel's purchase cost being financed. We feel any hotel property acquired should be cash flow positive and allow the Company to continue its operations going forward for 12 months.
- The Company will not take a draw against any investor funds if we do not achieve our Company's minimum raise of $50,000.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following items over $10,000: salary to executive officers.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

Financial Report to Shareholders. The company will make annual reports available at 4-scored.com in the tab labeled Investor Reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year." Contents of Annual Reports. The annual report shall include the following financial statements prepared so as to represent fairly the corporation's financial condition and the results of operations: (a) A balance sheet as of closing date; (b) Statement of income and surplus for the year ended on closing date; and (c) Other information, as the directors shall determine.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 4-Scored, Inc.

[See attached]

I, Christopher Tompkins, the Chief Executive Officer of 4-Scored, Inc., hereby certify that the financial statements of 4-Scored, Inc. and notes thereto for the periods of August 2017 and notes thereto for the periods ending September 30, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

4-Scored, Inc. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Certification has been executed as of 10/26/2017.

____
Signature

CEO
____
Title

10/26/17
____
Date

4-SCORED, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

As of September 30, 2017

4-Scored, Inc.
Index to Financial Statements

4-SCORED, INC.
BALANCE SHEET
(unaudited)

		September 30, 2017
Assets		
Current assets -		
Cash	$	5,000
Prepaid expenses		4,340
Total current assets		9,340
Total assets	$	9,340
Liabilities and Stockholder's Deficit		
Current liabilities -		
Related party advances	$	10,428
Total current liabilities		10,428
Commitments and contingencies (Note 3)		-
Stockholder's Deficit:		
Series A Preferred Stock		100
Series B Preferred Stock		-
Common stock		21,500
Accumulated deficit		(22,688)
Total stockholder's deficit		(1,088)
Total liabilities and stockholder's deficit	$	9,340

See accompanying notes to the financial statements

4-SCORED, INC.
STATEMENT OF OPERATIONS
(unaudited)

		Period from Inception to September 30, 2017
Revenues	$	-
Operating Expenses:		
General and administrative		2,588
Total operating expenses		2,588
Net loss	$	(2,588)

4-SCORED, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(unaudited)

	Series A Preferred Stock		Series B Preferred Stock		Common stock		Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	deficit	deficit
August 22, 2017 (Inception)	-	$ -	-	$ -	-	$ -	$ -	$ -
Founder shares	100	100	-	-	20,000,000	20,000	(20,100)	-
Shares issued for services	-	-	-	-	1,500,000	1,500	-	1,500
Net loss	-	-	-	-	-	-	(2,588)	(2,588)
September 30, 2017	-	$ 100	-	$ -	21,500,000	$ 21,500	$ (22,688)	$ (1,088)

4-SCORED, INC.
STATEMENT CASH FLOWS
(unaudited)

		Period from Inception to September 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(2,588)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation		1,500
Changes in operating assets and liabilities:		
Prepaid expenses		(4,340)
Net cash provided by operating activities		(5,428)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances		10,428
Net cash provided by (used in) financing activities		10,428
Increase in cash and cash equivalents		5,000
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	5,000
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

a

See accompanying notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

4-Scored, Inc. was incorporated on August 22, 2017 ("Inception") in the State of Florida. The financial statements of 4-Scored, Inc. (which may be referred to as the "Company," "4-Scored", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fort Lauderdale, FL.

4-Scored business purpose is to acquire, renovate, re-brand and operate hotel properties primarily located in the Southeast United States.

The Company does not have any revenues from operations and, absent its planned crowdfunding sale of the Company's equity securities, merger or other combination with an operating company, the occurrence of either of which cannot be assured, the Company will be dependent upon future loans or equity investments from the Company's present shareholders or management, for which there is no existing commitment. These matters raise substantial doubt about the Company's ability to continue as a going concern. Although the Company has no present commitment from any such parties to provide funding aside from a credit facility agreement (the "Credit Facility") with its founding shareholder, as described further in Note 3, if the Company reaches the point where the Company needs funds to remain in operation, the Company will attempt to raise funds from the Company's present shareholders or management in the form of equity or debt. If, in such situation, the Company is unable to raise funds from those parties, it is likely that the Company's business would cease operations. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: real estate market fluctuations, natural disasters in targeted business areas, fluctuations in interest rates, technological changes, consumer tastes and trends, and competition from other companies. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from hotel related services (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenues will be deferred in instances where the earnings process is not yet complete. To date, the Company has not generated any revenues.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has yet to file an initial tax return.

Concentration of Credit Risk
The Company may maintain its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

d

NOTE 3 – DUE TO SHAREHOLDER

In August 2017, the Company executed the Credit Facility with its founding shareholder. The Credit Facility provides the principal amount up to $15,000 of financing to the Company for working capital purposes. Amounts outstanding under the Credit Facility accrue interest, beginning on January 1, 2018, at an annual interest rate of 10% and mature in December 2023. Principal outstanding under the Credit Facility totaled $10,428 as of September 30, 2017, with $4,572 remaining available.

The use of these funds have included initial operating costs, a cash infusion, and prepayments for services to be provided in relation to the Company's proposed Regulation Crowdfunding campaign.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

The Company maintains a mailing address in Fort Lauderdale, FL, which is the office of the Company's affiliate through common ownership, Harmony Hospitality Group, LLC. The Company pays rent on a month to month basis for the use of this mailing address and the use of office space and equipment as necessary to conduct the Company's business activities, including the implementation of our business plan. The Company has no obligation beyond the current month and can terminate the use of facility at will. During the period presented within these financial statements, the Company paid rent of $575.

NOTE 4 – STOCKHOLDERS' DEFICIT

Preferred Stock
The Company has authorized the issuance of 50,000,000 shares of preferred stock, par value $0.001 per shares. Out of the authorized preferred stock, 100 shares have been designated as Series A Preferred Stock ("Series A"), and 25,000,000 have been designated as Series B Preferred Stock ("Series B").

Conversion rights – Series A is not convertible. Series B shall be convertible at the option of the holder at any time into such number of fully non-assessable shares of common stock as is determined by dividing the Series B original issue price by the Series B conversion price as defined by the certificate of designation. The Series B conversion price shall initially be equal to $1.00. Upon the liquidation, dissolution, or winding up of the company or a deemed liquidation, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable to holders of Series B. Upon either the closing of the sale of shares of common stock to the public at a price of at least $5.00 per share, subject to adjustment), in an offering subject to the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of underwriting discount and commissions, to the Company or the date and time approved by the majority of the then outstanding Series B, then all outstanding shares of Series B shall automatically be converted into common stock based on the terms of the certificate of designation.

Dividend rights – The holders of Series A are not entitled to receive any dividends. From and after the date of issuance, of any shares of Series B, dividends at the rate per annum of $0.10 per share shall accrue on such shares of Series B. Accruing dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, such accruing dividends shall be payable only when, as, and if declared by the Board of Directors and the Company shall be under no obligation to pay such accruing dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class of capital stock, other than dividends on shares of common stock payable in shares of common stock, unless the holders of the Series B then outstanding shall first or simultaneously receive, a dividend on each outstanding share of Series B, in an amount at least equal to the greater of the amount of the aggregate accruing dividends then accrued and not paid, and the dividend payable on each share of Series B, as if all shares were converted to common stock.

Liquidation rights – Upon a liquidating event the holders of Series A shall be paid an amount equal to $1.00 per share. Series B shall be entitled to the greater of (i) the Series B original issue price, plus any dividends declared but unpaid thereon, or (ii) such amounts per share as would have been payable had all shares of Series B been converted into common stock prior to the liquidation event. If assets available for distribution are insufficient to pay holders of Series B in full, then such disbursement will be done ratably to the Series B holders.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights – Series A shall vote together with the shares of common stock and other voting securities as a single class. So long as one share of Series A is outstanding, the Series A collectively, shall represent 80% of all votes entitled to be voted. Each share of Series A outstanding will represent a proportionate share of the 80% allocated to the Series A. Series B holders are entitled to cash the number of votes equal to the number of whole shares of common stock into which the shares of Series B are convertible into as of the record date for determining stockholders.

Redemption rights – Neither Series A nor Series B are redeemable.

Common Stock
Upon incorporation, the Company was authorized to issue 100,000,000 shares of common stock, $0.001 par value. Upon inception, our founders received an aggregate of 20,000,000 shares of common stock.

Shares Issued for Services
At Inception, as part of the initial board resolutions, the Company agreed to issue to two of the founders 500,000 shares of common stock annually, and two of the founders 250,000 annually, pro-rated based on services provided. As such, as of September 30, 2017, approximately 156,000 of these shares have vested and 1,344,000 shares remain to vest for the service year starting at Inception. The initial issuance has minimal value and the related compensation expense was estimated by Management to be equal to the par value of the stock. Accordingly, the company recognized $1,500 in stock based compensation.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30, 2017 through October 17, 2017, the issuance date of these financial statements. On October 16, 2017, an executive of the Company ("former executive") resigned. On October 17, 2017, the former executive and the Company reached a termination agreement. The former executive agreed to forfeit his 25 Preferred Series A Stock and all but 500,000 shares of his common stock. The 5,000,000 returned shares were then redistributed to the remaining founders. As such, 75 shares of Preferred Series A Stock and 21,500,000 common shares were outstanding as of October 17, 2017. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Raised of $10K - $1.07M goal

4-Scored

Innovative Hotel Investment Group

Small OPO · Fort Lauderdale, FL · Real Estate
US Investors Only

Overview | Team | Terms | Updates | Comments | Share



Aiming to *DISRUPT* the $550B Lodging Industry, say hello to an innovative Hotel Brand Company...4-Scored!

The co-founders of 4-Scored believe the traditional hotel branding business model is ***long overdue for a disruptive change.*** With over 30 years of extensive hospitality experience, we think we've created a compelling performance model that can reshape the industry's standard branding pro-quo.

As a result, 4-Scored has embarked on a mission to disrupt *the $550 Billion hotel & lodging industry* with our subsidiary company, Harmony Hospitality Group.

Our goal is to provide an attractive alternative for investors that have an interest in the hotel and hospitality/tourism business sector**.** 4-Scored's business model is designed to provide **Conventional and Visionary Investors the understanding that our company will own, operate and**
brand all of our hotels with Harmony's innovative, industry-disrupting *Revenue-Delivery Performance-Based* business model. The Company also plans to launch our **Franchise-Membership Program** for hotel owners and operators seeking an alternative branding option to the one's offered by brand parent companies today.



4-Scored gets its name from our 4 key objectives: Acquire, Renovate, Re-brand and Recapitalize. Our hotel acquisition and re-branding interest lies in the significant number of existing properties located in desirable markets that are frequently overlooked by REIT's, hedge funds, private equity firms, financial institutions and individual investors. Most often these hotels are disregarded due to the rigid, cost-prohibitive property improvement plans and upgrades imposed by today's hotel brand companies.



There are many hospitality industry articles available online specifically addressing the challenges and frustrations of hotel owners as a result of today's hotel branding companies levying excessive franchise & licensing fees and royalty, marketing & transaction fees **charged on all top-line guest room revenues**. In addition, the brands also enact costly, ever-changing brand standards and most-often the brand-parent company requires long-term hotel contract commitments. In The Hotel Industry Today section of this offer you will find an online link to Hilton Hotels & Resorts Franchise Cost & Fees as a point of reference. It's easy to see how all of the brand fees and costs **significantly impacts a hotel's Net Operating Income, thus, n*egatively affecting investor returns***.

4-Scored's In-Tandem Company Plans



Our **first step** is to **acquire and build a portfolio of 5 to 20 hotels** from these overlooked hotels that we will brand with one of Harmony's three offerings - properties where we feel we can **add value through renovation, re-branding and marketplace positioning.** It is our desire to attain these hotels over the course of the next 5 years, beginning in spring 2018. This, of course, will be predicated by available properties, economic business climate, market demand, lending practices, consumer traveler habits and other variables that might affect the hospitality industry.

4-Scored plans to own and operate each of our hotels for a minimum of 5 years and then, based on market conditions, business demand, consumer travel trends, the economic environment and competitive set, recapitalize the hotel in a manner we feel makes the most business sense (and cents) for the Company and our Investors.



Our **second step** is to **launch Harmony's *owner-friendly* Hotel Franchise-Membership Program.** We anticipate beginning an aggressive marketing campaign to hotel owners and operators throughout the U.S. in early-to-mid 2018, as the Company's Membership Agreements and Quality Standards requirements are finalized and ready. Our specific focus will be on hotels located east of the Mississippi. Why? Because it has the largest percentage of our country's population resulting in increased opportunities to attract guest consumers that fly and/or drive. (*Please see 4-Scored's Target Growth Market & Feeder/Cross-Selling Maps below.*)

Net profits from all of 4-Scored's hotel's and its subsidiary Harmony Hospitality Group's Hotel Franchise-Membership Program will be re-invested into expanding our brand portfolio with new hotel acquisitions and/or declared as dividends to our investors.

"This is an incredible opportunity to purchase Series B Preferred Shares - at a remarkably low price - in an innovative up-start hotel brand



company."
- Christopher Tompkins / CEO and Co-Founder

Investment
$1.00 per share of Series B Preferred Stock | When you invest you are betting the company's future value will exceed $22.5M.
Minimum investment: $100.00

Perks | Hotel Guest Room Reservation Discounts*
Investment of $100 will receive a 10% discount
Investment of $500 will receive a 15% discount
Investment of $1,000 will receive a 20% discount
Investment of $5,000 will receive a 25% discount
Investment of $10,000 will receive a 30% discount
Investment of $25,000 will receive a 40% discount
Investment of $50,000 will receive a 50% discount
*Discounts are calculated off of Best Available Rate at any hotel owned and operated by 4-Scored, Inc. subject to availability. Discounts are available for the duration of the period that the investor owns the shares. There are no Blackout Dates. All Investors will receive additional exclusive specials offers that will not be made available to the general public. Discounts are applied only to room rate for one room per stay and may not be transferred to a third party. Discounts may not be applied hotel and service taxes, including, without limitation, sales and use tax, occupancy tax, room tax, excise tax, value added tax and other taxes. In some cities, the tax may include government imposed service fees or other fees not paid directly to a taxing authority but still required by law. Tax rates and the type of taxes may vary by location. Discounts may not be applied to valet, room service, concession, restaurant, bar, gym, spa or other guest services. All perks occur after the offering is completed.

4-Scored's Innovative Approach

As a company, we are acutely focused on our desire to Acquire, Renovate, Re-Brand and Recapitalize undervalued and under-performing hotels in the United States, with an initial focus on the southeast United States. (*Please see Target Market Growth & Cross-Selling maps below.*)

4-Scored and our subsidiary Harmony Hospitality Group's shared leadership team possess comprehensive industry knowledge and experience in all aspects of hotel finance, brand development, operations, technology, acquisition, renovation design & construction, property re-positioning, marketing, creative services, and revenue management. Each prospective hotel and its market location will go through a meticulous due diligence process to help ensure we've identified key opportunities to help us select the most appropriate Harmony brand category opportunity to yield the greatest return. (*To receive a copy of Harmony's Hotel Quality Standards Checklist by Brand, please complete and submit a request.*)

A vertically integrated company, when we have identified a potential hotel and completed our due diligence practices, we will make a collective decision as to move forward in the purchasing process or move on to the next opportunity.



ACQUIRE

Ascertain and purchase under-valued, under-performing hotels in need of renovation and re-positioning in desirable markets.

Hotels and the market are identified & evaluated based on current Net Operating Income and projected Net Operating Income.



RENOVATE

Determine the most cost-effective improvements and upgrades with the objective to increase guest demand at higher average room rates providing the greatest return on investment.

Renovation phase strategically based on seasonality of business, bookings already reserved and extent of renovation required.



RE-BRAND

Establish and promote the hotel's new brand identity, offerings and amenities leveraging one of the three brand offerings from Harmony Hospitality Group – the only revenue-delivery, performance-based brand business model available today.

Re-branding consumer marketing to take place a minimum of 60 days prior to the renovation completion in tandem with Harmony Hospitality Group.



RECAPITALIZE

4-Scored plans to own and operate each of our hotels for a minimum of 5 years and then, based on market conditions, business demand, consumer travel trends, the economic environment and competitive set, recapitalize the hotel in a manner that we feel makes the most business sense for the Company and our Investors.

Monetization based on CapRate compared to Debt Service, using proceeds to acquire new properties and/or declare a dividend to investors.

We are additionally focused on the following objectives;

- Identify potential cross-selling opportunities (hotel to hotel), resulting in less reliance from Online Travel Agencies which should help reduce commission costs and increases net-operating income.
- Search for and to acquire hotels located in first, second and third-tier markets that we feel do not have over-inflated cost-per-room valuations and currently generate a positive cash-flow in their current condition.
- Identify and consider each hotel's potential through possible additions and/or subtractions of guest offerings including food & beverage outlets, retail, grab-n-go markets, function space and room types based on what forecasts to generate the best return on the Company's investment.
- Identify and market Harmony's Franchise-Membership Program to hotel owners in each market that meet our company's owner-friendly Quality Standards guidelines.
- Identify and explore potential opportunities with hotel owners that are seeking an ownership and brand partner.

<u>4-Scored's Core-Value</u>

To strive to do the right thing, for the right reasons, for the betterment and benefit of everyone;

- Our investors;

- Our company and its staff;

- Our company's acquired, owned or branded hotels;

- For the guest coming to stay at any one of our hotels, and;

- For the hotel's team responsible for delivering the guest experience.

Target Growth Markets & Feeder Marketing/Cross-Selling Maps

PHASE 1: FLORIDA TARGET GROWTH MARKETS


ALABAMA
GEORGIA
FLORIDA
JACKSONVILLE
ATLANTIC
OCEAN
ORLANDO
COCOA BEACH
CLEARWATER
TAMPA
SAINT PETERSBURG
GULF OF MEXICO
SARASOTA
WEST PALM BEACH
FORT MYERS
NAPLES
FORT LAUDERDALE
MIAMI
KEY WEST

CONSUMER FEEDER MARKETING & CROSS-SELLING OPPORTUNITIES


ALABAMA
GEORGIA
JACKSONVILLE
FLORIDA
ATLANTIC
OCEAN
ORLANDO
COCOA BEACH
CLEARWATER
TAMPA
SAINT PETERSBURG
GULF OF MEXICO
SARASOTA
WEST PALM BEACH
FORT MYERS
FORT LAUDERDALE
NAPLES
MIAMI
KEY WEST

PHASE 2: SOUTHEASTERN TARGET GROWTH MARKETS


MONTRÉAL
TORONTO
MADISON
MILWAUKEE
DETROIT
BOSTON
CHICAGO
CLEVELAND
COLUMBUS
PITTSBURGH
NEW YORK
INDIANAPOLIS
PHILADELPHIA
CINCINNATI
BALTIMORE
WASHINGTON, D.C.
ST. LOUIS
LOUSIVILLE
LEXINGTON
RICHMOND
RALEIGH
NASHVILLE
ASHEVILLE
MEMPHIS
CHARLOTTE
ATLANTA
COLUMBIA
MYRTLE BEACH
CHARLESTON
SAVANNAH
JACKSONVILLE
TAMPA
ORLANDO
CLEARWATER
ST. PETERSBURG
COCOA BEACH
SARASOTA
FORT MYERS
WEST PALM BEACH
NAPLES
FORT LAUDERDALE
MIAMI
KEY WEST

CONSUMER FEEDER MARKETING & CROSS-SELLING OPPORTUNITIES


MONTRÉAL
TORONTO
MADISON
MILWAUKEE
DETROIT
BOSTON
CHICAGO
CLEVELAND
COLUMBUS
PITTSBURGH
NEW YORK
INDIANAPOLIS
PHILADELPHIA
CINCINNATI
BALTIMORE
WASHINGTON, D.C.
ST. LOUIS
LOUSIVILLE
LEXINGTON
RICHMOND
RALEIGH
NASHVILLE
ASHEVILLE
MEMPHIS
CHARLOTTE
ATLANTA
COLUMBIA
MYRTLE BEACH
CHARLESTON
SAVANNAH
JACKSONVILLE
TAMPA
ORLANDO
CLEARWATER
ST. PETERSBURG
COCOA BEACH
SARASOTA
FORT MYERS
WEST PALM BEACH
NAPLES
FORT LAUDERDALE
MIAMI
KEY WEST

PHASE 3: MID-ATLANTIC & NEW ENGLAND TARGET GROWTH MARKETS



CONSUMER FEEDER MARKETING & CROSS-SELLING OPPORTUNITIES




MONTRÉAL
TORONTO
MADISON
MILWAUKEE
DETROIT
CHICAGO
CLEVELAND
COLUMBUS
PITTSBURGH
NEW YORK
BOSTON
INDIANAPOLIS
CINCINNATI
BALTIMORE
PHILADELPHIA
WASHINGTON, D.C.
ST. LOUIS
LOUSIVILLE
LEXINGTON
RICHMOND
RALEIGH
NASHVILLE
ASHEVILLE
CHARLOTTE
MEMPHIS
ATLANTA
COLUMBIA
MYRTLE BEACH
CHARLESTON
SAVANNAH
JACKSONVILLE
TAMPA
ORLANDO
CLEARWATER
ST. PETERSBURG
COCOA BEACH
SARASOTA
FORT MYERS
WEST PALM BEACH
NAPLES
FORT LAUDERDALE
MIAMI
KEY WEST


MONTRÉAL
TORONTO
MADISON
MILWAUKEE
DETROIT
CHICAGO
CLEVELAND
COLUMBUS
PITTSBURGH
NEW YORK
BOSTON
INDIANAPOLIS
CINCINNATI
BALTIMORE
PHILADELPHIA
WASHINGTON, D.C.
ST. LOUIS
LOUSIVILLE
LEXINGTON
RICHMOND
RALEIGH
NASHVILLE
ASHEVILLE
CHARLOTTE
MEMPHIS
ATLANTA
COLUMBIA
MYRTLE BEACH
CHARLESTON
SAVANNAH
JACKSONVILLE
TAMPA
ORLANDO
CLEARWATER
ST. PETERSBURG
COCOA BEACH
SARASOTA
FORT MYERS
WEST PALM BEACH
NAPLES
FORT LAUDERDALE
MIAMI
KEY WEST

PHASE 4: MIDWEST TARGET GROWTH MARKETS


MONTRÉAL
TORONTO
MADISON
MILWAUKEE
DETROIT
CHICAGO
CLEVELAND
COLUMBUS
PITTSBURGH
NEW YORK
BOSTON
INDIANAPOLIS
CINCINNATI
BALTIMORE
PHILADELPHIA
WASHINGTON, D.C.
ST. LOUIS
LOUSIVILLE
LEXINGTON
RICHMOND
RALEIGH
NASHVILLE
ASHEVILLE
CHARLOTTE
MEMPHIS
ATLANTA
COLUMBIA
MYRTLE BEACH
CHARLESTON
SAVANNAH
JACKSONVILLE
TAMPA
ORLANDO
CLEARWATER
ST. PETERSBURG
COCOA BEACH
SARASOTA
FORT MYERS
WEST PALM BEACH
NAPLES
FORT LAUDERDALE
MIAMI
KEY WEST

CONSUMER FEEDER MARKET & CROSS-SELLING OPPORTUNITIES


MONTRÉAL
TORONTO
MADISON
MILWAUKEE
DETROIT
CHICAGO
CLEVELAND
COLUMBUS
PITTSBURGH
NEW YORK
BOSTON
INDIANAPOLIS
CINCINNATI
BALTIMORE
PHILADELPHIA
WASHINGTON, D.C.
ST. LOUIS
LOUSIVILLE
LEXINGTON
RICHMOND
RALEIGH
NASHVILLE
ASHEVILLE
CHARLOTTE
MEMPHIS
ATLANTA
COLUMBIA
MYRTLE BEACH
CHARLESTON
SAVANNAH
JACKSONVILLE
TAMPA
ORLANDO
CLEARWATER
ST. PETERSBURG
COCOA BEACH
SARASOTA
FORT MYERS
WEST PALM BEACH
NAPLES
FORT LAUDERDALE
MIAMI
KEY WEST

The Hotel Market & Industry Today

The hospitality business sector is a $550 Billion industry. What most guest consumers don't realize is that virtually all hotels (Hilton, Westin, Marriott, Comfort Suites, Fairfield, Holiday Inn and everything in-between) are, in fact, licensed, franchised or members of a hotel branding company.

What does this mean? Hotels today - regardless of how big or small - are mostly owned by a private equity group, hedge fund, REIT, financial institution or individual proprietor.

All hotel branding companies charge licensing, franchise and/or membership fees plus 'royalty and marketing fees' that are based on all top-line revenues. If a guest makes a reservation through an online travel agency (OTA) like Hotels.com, Expedia, Travelocity, etc. – the owner must pay that OTA an additional 15% to 35% of the total reservation value to the online booking agency plus the hotel branding company fees! If a guest books directly with the hotel, hotel owners must pay transaction or reservation fees plus the hotel branding company fees, that can range from $2.50 to $10 per reservation depending on whether the individual booked online or via a voice reservation call center.

When the brand costs are added up, the average hotel owner is **paying somewhere between 25% and 40% of their top-line revenue** just to have the brand name on their building. This does NOT include brand mandated property improvement plans, furniture, fixtures & equipment costs and operating supplies costs. (Information Source: HVS 2016/17 UNITED STATES HOTEL FRANCHISE FEE GUIDE.)

Below, we have a side-by- side comparison of today's traditional brand costs verses Harmony's brand costs. By looking at the numbers – you should be hopefully understand how 4-Scored should have the ability to drive more bottom-line net operating income with the goal of generating more measurable returns for our investors verses any other traditional brand offering available today.

Hilton Hotels & Resorts Franchise Cost & Fee, Hilton ...
www.franchisedirect.com

4-Scored encourages you, as an investor, to do some industry research. When conducting an easy online search, you will be surprised to find many industry articles that articulate frustrations expressed between hotel owners and the parent company brand. This includes but is not limited to today's hotel brand companies costs and the additional owner incurred expenses due to ever-changing property-mandated brand standards and mandates. You will also find many of today's franchise fees & costs by hotel brand name.

Once you've finished your industry exploration, we hope you, too, will think our Company, our Brand's and our Franchise-Membership Program has a bright future and good value.

Our Subsidiary - Harmony Hotel Group

A key component to our innovative & disruptive hotel acquisition and franchise-membership approach is with our subsidiary, Harmony Hospitality Group. *All hotels acquired by 4-Scored will be re-branded within one of Harmony's three brand offering categories.*

Harmony is the ***first and only hotel brand company*** that we know of that offers a ***Revenue-Delivery Performance-Based*** **business model** rather than th outdated top-line revenue model. This innovative approach allows a significant amount of a hotel's top-line revenue to flow directly through to the property's bottom-line profitability. (*See Brand Cost Comparison below*.)

Harmony's key focus is on top-line savings and enhanced use of resources to drive bottom-line Net Operating Income - as opposed to simply cutting guest services and operating costs. It is also unique for its **low-cost** Annual Membership Fee, owner-friendly Quality Standards and the elimination of a long-term brand contract agreement.

Utilizing Harmony's business model should help our company; **minimize operating costs, maximize resources and drive better bottom-line revenue results for our investors.**

For more information on Harmony, visit: **www.harmonyhospitalitygroup.com**

Harmony Hospitality Group offers three (3) separate and distinct brands:

TIER: MIDSCALE

Competitive Set:

Holiday Inn Express

Ramada

Crowne Plaza

Comfort Inns & Suites

TIER: UPSCALE & UPPER-UPSCALE

Competitive Set:

Sheraton

Hilton

Marriott

Westin

TIER: LUXURY

Competitive Set:

Preferred

Leading

Luxury

Destination


HARMONY™
HOSPITALITY GROUP
Working Together...In-Sync™

HARMONY HOSPITALITY GROUP IS ALREADY PARTNERED WITH THESE CUTTING-EDGE INDUSTRY LEADERS:

TravelClick

Siteminder

Revinate

Travel Outlook

Nuvola

Fitech

Diamond Meetings & Events

Traditional Brand Cost vs. Harmony Hospitality Group Cost

4-SCORED

Acquire • Renovate • Re-brand • Recapitalize

Our Value Proposition Working With Harmony Hospitality Group Brands

Traditional Brand Costs		Harmony Brand Costs	
# Of Hotel Rooms	175	# Of Hotel Rooms	175
Occupancy	78%	Occupancy	78%
Average Daily Rate	$169	Average Daily Rate	$169
Annual Occupancy	49,823	Annual Occupancy	49,823
Online Travel Agency Contribution 40%	19,929	Online Travel Agency Contribution 40%	19,929
Property Direct 30%	14,947	Property Direct 30%	14,947
Brand Delivery = Balance 30%	14,947	Harmony Delivery = Balance 30%	14,947
Total Revenue	$8,420,003	Total Revenue	$8,420,003
Brand Royalty - 5% on ALL Topline Revenue	$421,000	Harmony Charge - 8% ONLY on Actual Delivery	$202,080
Brand Marketing Fee - 3% on ALL Topline Revenue	$252,600	Harmony Marketing Fee - No Charge	$0.00
Brand Transaction Fee Per Reservation - $2.50 On Average/2 Nights Average Length of Stay	$62,278	Harmony Transaction Fee Per Reservation - No Charge	$0.00
Brand Costs	**$735,878**	**Brand Costs**	**$202,080**

4-Scored Hotel Savings - Delivered To Net Operating Income

$533,798

*Please Note: This comparison **does not include** a traditional Brand's franchise or licensing start-up fees, mandated furniture, fixtures and equipment (FF&E) costs, or operating supplies and equipment (OS&E) costs and field marketing fees.*

4-Scored, Inc.

4901 NW 17th Way • Suite 406 • Fort Lauderdale, FL 33309 • 866.443.4447

4-Scored's Journey So Far

On February 28, 2016, our CEO and Co-Founder Christopher Tompkins – a seasoned, 30-year veteran of the hospitality industry – embarked on a journey to challenge and disrupt today's hotel branding company business model.

Based on his first-hand experiences, his passion for the hotel business and the delivery of genuine hospitality, the Company's CEO, Chris Tompkins, has witnessed hotel owners and operators continue to cut day-to-day hotel operating costs, in large part, as a result of the hotel's brand costs. These reductions have, in fact, negatively impacted the delivery of guest services.

- The loss of, what used to be, standard guest amenities and offerings continues to erode i.e., turn-down service, staff to guest ratios, reduction in middle-management positions, and more.
    - **Did you know a hotel housekeeper is expected to clean an average of 14 to 16 guest rooms in an 8-hour work shift? Now ask yourself...*do you really think your guest room has been thoroughly cleaned when check-in to your hotel?***

Utilizing Harmony's Revenue Delivery Performance-based Model we feel will significantly reduce brand costs and fees. Part of those savings can be reinvested in our efforts to hopefully attract and retain top-talent by offering better wages and/or benefits. Our ultimate desired result is to employ an engaged team of associates who enjoy their work environment and take pride in delivering exceptional, meaningful guest services. This we think, in turn will result in garnering greater guest demand, repeat guests and higher average daily rates.

What's been accomplished so far?

- Assembled a dynamic leadership team of 15 individuals with proven accomplishments in Hospitality, Technology, Legal, Finance, Acquisitions, Marketing, Operations, Creative Services, Construction, Design and Procurement.
- Established a shared-cost corporate headquarters in Fort Lauderdale that provides easy access to 3 international airports supported by low-cost carriers = minimizing company travel expenses.
- Founded an innovative, ***Revenue-Delivery Performance-Based*** **hospitality business model - Harmony Hospitality Group™**.
- Have executed Partnership Agreements with industry recognized leaders in 3rd party service provider offerings including; TravelClick, Siteminder, Nuvola, Travel Outlook, Revinate and Fitech.
- Completed a thorough analysis of and identified target markets/acquisition opportunities our company believes has the greatest potential in Florida's 15 desired destinations as indicated on our Target Growth Maps.
- Devised a strategic **Target Market Growth & Cross-Selling** model to help ensure the success for acquiring hotels, including Territory Maps, Target Markets and Market Assessments covering:
    - Potential Assets
    - Competitive Set
    - Current and Future Demand Generators
    - Market Trends
    - Guest Accessibility
    - Feasibility

"This is an incredible opportunity to purchase Series B Preferred Shares - at a remarkably low price - in an innovative up-start hotel brand company."
- Chris Tompkins / CEO & Co-Founder

February 2016

Harmony is Founded by Chris Tompkins / CEO

Harmony Hospitality Group, LLC is registered in State of Florida.

March 2017



3rd Party Service Provider Agreements Finalized

TravelClick, Siteminder, Revinate, Travel Outlook, Nuvola, & Diamond Meetings & Events

May 2017


"IF YOU WANT TO BE SUCCESSFUL IN THIS WORLD, YOU HAVE TO FOLLOW YOUR PASSION, NOT A PAYCHECK."
– JEN WELTER, NFL'S FIRST FEMALE COACH

Harmony Brands Announcement & Invitational Event

Harmony's brands are unveiled at Invitational Private Event

May 2017 - July 2017



Florida Target Market Research Begins

Market studies finalized for every Florida Target Growth region.

August 2017

4-Scored Launches

4-Scored, Inc. is registered in the State of Florida.

October 2017

4-Scored Launches on StartEngine!

4-Scored seeks $1M from everyday investors.

December 2017



4-Scored's Anticipates Initial OPO Raise of $1M on StartEngine!

We expect launch either a Select OPO or Reg A+ campaign in the 1st quarter of 2018.

Meet the Founders



Christopher Tompkins

Co-Founder / CEO / Director

Chris has served as Co-Founder, CEO and Director of 4-Scored, Inc. since inception in 2017. Most recently prior, Chris served as Chief Operating Officer for the hotel industry's emerging new brand, B Hotels & Resorts (2015-2016). His extensive previous hospitality experience includes both property and corporate-level positions for Hilton, Starwood, Hard Rock, Carlson, Hotel Investors and The Procaccianti Group, Sitmar & Holland America Cruise Lines and Polo Club Boca Raton. Chris's core-strengths include brand development, hotel market positioning/repositioning, innovative sales, marketing, PR, digital campaign strategies and guest-centric training programs designed to increase marketplace/competitive set visibility, guest satisfaction, consumer demand and top/bottom line revenues. Featured at industry conferences, forums and with leading publications, Chris has been general session guest speaker at the esteemed NYU Hospitality Conference in New York City, the Lodging Conference and the Boutique Hospitality Lodging Conference. He's also been interviewed on various travel industry-related topics for esteemed publications including Hotel Business, Hotel Management Magazine, Travel & Leisure, Elite, Food & Wine, Hotel Business, Forbes and Harper's. Chris has also recently served as CEO of Harmony Hospitality Group, LLC (2016 - Present), Director of New Member Sales & Marketing at the Polo Club of Boca Raton (2016 - 2017), Chief Brand & Operating Officer of B Hotels & Resorts (2015 - 2016) and Marketing/Brand Consultant for Burlingame Country Club (2014 - 2016.)



Phillip Magri

Co-Founder / Chief Legal Officer / Director

Philip Magri, an attorney with over 21 years of securities and M&A experience, has a proven track record of assisting start-ups and micro-cap companies with all facets of development - from providing advice regarding proper legal formation and capital structure to raising capital through angel and venture capital financings – helping many eventually going public either through reverse mergers or traditional IPOs, including underwritten offerings and direct public offerings. Once public, Phillip assists his clients with regulatory compliance and other general counsel matters. Prior to founding Fort Lauderdale-based Magri Law (2013 - Present), Phil tenured over six years as the Assistant General Counsel to Trump Entertainment Resorts, Inc. and has an additional over ten-plus years working in New York City law firms. Phillip earned his BA from NYU in 1991 (Magna Cum Laude) with a double major in Economics and English Literature, and his JD from UVA in 1995. Phil is member of both the New York and Florida Bars. He has served as Co-Founder, Chief Legal Officer, Director of 4-Scored, Inc. since inception in 2017 and founded and has lead Magri Law since March 2013.

And the Rest of the Team



Laurence Richardson

EVP Marketing

Laurence A. Richardson is a strategic thinker whose uniquely creative approach has aided him throughout his 25 years hospitality career. Laurence's strength lies in seeing the potential of



Rick Kasprzak

EVP People & Culture

Rick Kasprzak is EVP of People and Culture following a lengthy achieved career in financial services. Early in his career, Rick moved to Chicago, working his way up from the trading floors of the



GBH

George Hewes

Advisor

George's has a notable legal background with extensive experience in commercial real estate acquisition and development with an emphasis in hotels, property renovation design and construction

markets and devising a strategic plan to make the most out of the opportunity for the company, ownerships, teams involved and creating a winning scenario. His efforts have brought success and awards to not only himself but also to the properties, ownership and the teams he has led. He's tenured with some of the industry's largest hotel companies including; Hilton, Marriott, Starwood, Wyndham and Melia. He's also notably achieved with boutique and independents hotels.

Chicago Board of Trade and Chicago Mercantile Exchange to becoming responsible for global clearing operations for some of the worlds largest banking institutions. Having spent 35+ years of his career in finance, Rick made the decision to embark in an entirely new career path; Human Resources. Rick earned his earned his B.A. in Business Administration and Marketing from the University of Wisconsin.

contracting, office and commercial leasing, finance, and corporate law. A seasoned industry veteran, George has served as in-house counsel to senior executives of recognized international corporations including Marriott and Wyndham. George is a Member, Florida State Bar Association.

Offering Summary

Maximum 1,070,000 shares of Series B Preferred Stock ($1,070,000)

Minimum 10,000 shares of Series B Preferred Stock ($10,000)

Company	4-Scored, Inc.
Corporate Address	4901 NW 17th Way - Suite 406 / Fort Lauderdale, FL 33309
Description of Business	Hotel Investment and Operating Company
Type of Security Offered	Series B Preferred Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Perks | Hotel Guest Room Reservation Discounts*

Investment of $100 will receive a 10% discount

Investment of $500 will receive a 15% discount

Investment of $1,000 will receive a 20% discount

Investment of $5,000 will receive a 25% discount

Investment of $10,000 will receive a 30% discount

Investment of $25,000 will receive a 40% discount

Investment of $50,000 will receive a 50% discount

*Discounts are off Best Available Rate ***at any hotel owned and operated by 4-Scored**, **Inc.*** subject to availability. Discounts are available for the life of the owned investor share. There are no Blackout Dates. All Investors will receive additional exclusive specials offers that will not be made available to the general public. Discounts are applied only to room rate for one room per stay and may not be transferred to a third party. Discounts may not be applied to hotel and service taxes, including, without limitation, sales and use tax, occupancy tax, room tax, excise tax, value added tax and other taxes. In some cities, the tax may include government imposed service fees or other fees not paid directly to a taxing authority but still required by law. Tax rates and the type of taxes may vary by location. Discounts may not be applied to valet, room service, concession, restaurant, bar, gym, spa or other guest services. All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following items over $10,000: salary to executive officers.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Hi, my name is Chris Tompkins – I'm the Chief Executive Officer and one of the founding members for 4-Scored Incorporated.

With over 35 years of experience in this industry I've seen just about everything from new builds to transitions to working with hotel ownership groups and all of the major brands.

The goal of 4-Scored, Inc. is to change the model of how to invest in existing hotel assets and to bring added value into many properties that are overlooked due to today's cumbersome brand standards.

As we are vertically integrated we focus specifically on hotels in desirable markets that are often overlooked by private equity groups, REIT's and financial institutions. We would like to capitalize on those assets by adding value, driving more guest demand, driving higher average daily rates and flowing that through to our net operating income. That is for you our investors.

4-Scored's approach is a 4 step process.

Step 1 – Acquire. We want to ascertain and purchase existing properties located in first, second and third tier markets.

Step 2 -Renovate. Once we've acquired the property we will then do a cost analysis based on the best return on our investment from making the upgrades to that property that will increase guest demand and average daily rate.

Step 3 – Re-brand. Once we've completed the renovation process we want to establish the brand identity and to promote that within the market place and to our guest consumers. We're going to using Harmony Hospitality Group's performance-based platform. It's the only performance-based platform in the entire industry today.

Step 4 – Recapitalize. 4-Scored intends to hold each one of our purchased hotels for a period of three to five years based on market conditions. At that time we will re-evaluate and make the decision on whether to sell, whether to refinance or to maintain the property within our portfolio.

So now let's talk about Harmony Hospitality Group and why 4-Scored chose them. As investors we want to make sure, once more, that we can deliver the most net operating income to our bottom line. We're referring to the fact that Harmony only charges based on whatever they deliver through their booking channels into our hotels. Again, it's performance-based. You'll see within the offering that we have a side-by-side comparison that, if we as a company, chose to go with a traditional branding company as we all know today – a brand parent company – or by going with Harmony…our savings. It's 1/3 of the cost to brand our hotels that we purchase with Harmony compared to any of the brands today. 1/3 of the cost. That's a significant amount of savings immediately that can flow to the bottom-line.

Harmony offers 3 distinctive brands. Mid-tier, Upscale and Luxury. Harmony Hotels Inns & Suites is for the mid-tier collection. Apricity Hotels & Resorts is for the upscale and Christopher Resorts for any luxury properties that we may choose to acquire.

It is my sincere hope as the Chief Executive Officer and one of the founding members of this company that you will make the decision to invest with 4-Scored. Our company is founded on – doing the right thing for the right reason for the betterment and benefit of everyone. That's you our investor, our company and its staff, for each one of our hotels that we purchase, for the guest that will be coming into those hotels and for the staff that support the delivery of guest services.

Thank you again and we look forward to you investing with 4-Scored.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

ARTICLES OF INCORPORATION

In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I. NAME

The name of the corporation shall be 4-Scored, Inc.

ARTICLE II. PRINCIPAL OFFICE

Principal street and mailing address of the corporation is: 4901 NW 17th Way, Suite 406, Fort Lauderdale, FL 33309

ARTICLE III. PURPOSE

The purpose for which the corporation is organized is: To have and to exercise any and all powers that corporations have and may have under the laws of the State of Florida, and as the same may be amended, for any lawful purpose.

ARTICLE IV. SHARES

The authorized capital stock of the Corporation shall consist of 100,100,000 shares, consisting of 100,000,000 shares of common stock, par value $0.001 per share, and 100,000 shares of "blank check" preferred stock, $0.001 per share.

The board of directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

ARTICLE V. INITIAL OFFICERS AND/OR DIRECTORS

Name: Christopher Tompkins
Title: Chief Executive Officer and Director
Address: 4901 NW 17th Way, Suite 406
Fort Lauderdale, FL 33309

Name: Troy Miller
Title: President, Chief Operating Officer and Director
Address: 4901 NW 17th Way, Suite 406
Fort Lauderdale, FL 33309

Name: Philip Magri
Title: Secretary, General Counsel and Director
Address: 4901 NW 17th Way, Suite 406
Fort Lauderdale, FL 33309

ARTICLE VI. REGISTERED AGENT

The name and the Florida street address (P.O. Box NOT acceptable) of the registered agent is: Philip Magri, Esq., 2642 NE 9th Ave., Wilton Manors, FL 33334

ARTICLE VII. INCORPORATOR

The name and the address of Incorporator are: Philip Magri, Esq., 2642 NE 9th Ave., Wilton Manors, FL 33334

ARTICLE VIII. INDEMNIFICATION

Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person), shall be indemnified by the Corporation, in accordance with the By-laws of the Corporation, to the fullest extent permitted from time to time by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect.

The Corporation may, by action of the Board of Directors or through the adoption of By-laws, provide indemnification to employees and agents of the Corporation, and to persons serving as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, at the request of the Corporation, with the same scope and effect as the foregoing indemnification of directors and officers. The Corporation shall be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors or is a proceeding to enforce such person's claim to indemnification pursuant to the rights granted by these Articles of Incorporation or otherwise by the Corporation.

Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in this 0.

Neither any amendment or repeal of any Section of this 0, nor the adoption of any provision of these Articles of Incorporation or the By-laws of the Corporation inconsistent with this 0, shall adversely affect any right or protection of any director, officer, employee or other agent established pursuant to this 0 existing at the time of such amendment, repeal or adoption of an inconsistent provision, including without limitation by eliminating or reducing the effect of this 0, for or in respect of any act, omission or other matter occurring, or any action or proceeding accruing or arising (or that, but for this 0, would accrue or arise), prior to such amendment, repeal or adoption of an inconsistent provision.

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity.

_______________________ 8/17/17

Name: Philip Magri, Esq. Date

Title: Registered Agent

I submit this document and affirm the facts stated herein are true. I am aware that the false information submitted in a document to the Department of State constitutes a third-degree felony as provided for in s.817.155, F.S.

_______________________ 8/17/17

Print Name: Philip Magri, Esq. Date

Incorporator

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
4-SCORED, INC.

PURSUANT TO SECTIONS 607.1003 AND 607.0602 OF THE FLORIDA BUSINESS CORPORATION ACT

4-Scored, Inc., a corporation organized and existing under Florida Business Corporation Act (hereinafter called the "**Corporation**"), **DOES HEREBY CERTIFY:**

FIRST: That pursuant to Section 67.1003 of the Florida Business Corporation Act and the Bylaws of the Corporation, the Board of Directors and the stockholders of the Corporation holding a sufficient amount of voting capital stock of the Corporation needed for approval, adopted the following resolutions on October 2, 2017:

> **RESOLVED**, that the Corporation is authorized and directed to amend Section IV (Shares) of the Articles of Incorporation of the Corporation to increase the number of authorized "blank check" preferred stock, par value $0.001 per share (the "**Preferred Stock**"), to **Fifty Million (50,000,000 shares)**; and
>
> **RESOLVED,** that the Chief Executive Officer of the Corporation be and hereby is authorized and directed to prepare and file an Amendment to the Articles of Incorporation of the Corporation with the Secretary of State of Florida.

SECOND: That pursuant to Section 67.0602 of the Florida Business Corporation Act and the Bylaws of the Corporation, the Board of Directors adopted the following resolutions on October 2, 2017 and that shareholder action was not required:

> **RESOLVED**, that out of the authorized shares of "blank check" Preferred Stock of the Corporation, an aggregate of **One Hundred (100)** shares of Preferred Stock shall hereby be designated as Series A Preferred Stock, par value $0.001 per share (the "**Series A Preferred Stock**"), having the rights, preferences, obligations and distinctions as set forth in that certain Certificate of Designation attached hereto as **Exhibit A**; and
>
> **RESOLVED**, that out of authorized shares of "blank check" Preferred Stock of the Corporation, an aggregate of **Twenty-Five Million (25,000,000)** shares of Preferred Stock shall hereby be designated as Series Preferred Stock, par value $0.001 per share (the "**Series B Preferred Stock**"), having the rights, preferences, obligations and distinctions as set forth in that certain Certificate of Designation attached hereto as **Exhibit B**;
>
> **RESOLVED,** that the Chief Executive Officer of the Corporation be and hereby is authorized and directed to prepare and file an Amendment to the Articles of Incorporation of the Corporation with the Secretary of State of Florida.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Amendment this 5th day of October, 2017.

____
Name: Christopher Tompkins
Title: Chief Executive Officer

Exhibit A

4-SCORED, INC.
CERTIFICATE OF DESIGNATION

DESIGNATING
SERIES A PREFERRED STOCK

1. **Designation and Amount.**

This series of Preferred Stock shall be designated "**Series A Preferred Stock**" and the authorized number of shares constituting such series shall be **One Hundred (100)**. The par value of the Series A Preferred Stock shall be $0.001 per share. Shares of the Series A Preferred Stock shall have a stated value of $0.001 per share (the "**Stated Value**").

2. **Dividends.**

The holders of shares of Series A Preferred Stock shall not be entitled to receive any dividends.

3. **Preferences on Liquidation.**

Subject to the provisions of **Section 6(a)** below, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, an amount equal to one dollar ($1.00) per share.

4. **Super Voting Rights.**

Except as otherwise required by law or by the Articles of Incorporation and except as set forth in **Section 6(b)** below, the outstanding shares of Series A Preferred Stock shall vote together with the shares of Common Stock and other voting securities of the Corporation as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent 80 percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders. Each outstanding share of the Series A Preferred Stock shall represent its proportionate share of the 80 percent (80%) which is allocated to the outstanding shares of Series A Preferred Stock.

5. **Negative Covenants.**

The Corporation will not, by amendment of the Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Articles of Incorporation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock against impairment.

6. **Ranking; Changes Affecting Series.**

(a) The Series A Preferred Stock shall, with respect to distribution rights on liquidation, winding up and dissolution, (i) rank senior to any of the shares of Common Stock of the Corporation, and any other class or series of stock of the Corporation which by its terms shall rank junior to the Series A Preferred Stock, and (ii) rank junior to any other series or class of preferred stock of the Corporation and any other class or series of stock of the Corporation which by its term shall rank senior to the Series A Preferred Stock.

(b) So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not (i) alter or change any of the powers, preferences, privileges or rights of the Series A Preferred Stock, or (ii) amend the provisions of this **Section 6**; in each case, without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, as to changes affecting the Series A Preferred Stock.

7. <u>No Redemption.</u>

The shares of the Series A Preferred Stock are not redeemable.

8. <u>Protection Provisions.</u>

So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by the Florida Business Corporation Act) of the Holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a) alter or change the rights, preferences or privileges of the Series A Preferred Stock;

(b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series A Preferred Stock;

(c) create any new class or series of capital stock having a preference over the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined, "**Senior Securities**");

(d) create any new class or series of capital stock ranking *pari passu* with the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined, "**Pari Passu Securities**");

(e) increase the authorized number of shares of Series A Preferred Stock;

(f) issue any shares of Series A Preferred Stock other than pursuant to the Securities Purchase Agreement with the original parties thereto;

(g) issue any additional shares of Senior Securities; or

(h) redeem, or declare or pay any cash dividend or distribution on, any Junior Securities.

If holders of at least a majority of the then outstanding shares of Series A Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock pursuant to **Subsection (a)** above, then the Corporation shall deliver notice of such approved change to the Holders of the Series A Preferred Stock that did not agree to such alteration or change (the "**Dissenting Holders**").

9. **Merger, Consolidation, Etc.**

(a) If at any time or from time to time there shall be (i) a merger, or consolidation of the Corporation with or into another corporation, (ii) the sale of all or substantially all of the Corporation's capital stock or assets to any other person, (iii) any other form of business combination or reorganization in which the Corporation shall not be the continuing or surviving entity of such business combination or reorganization, or (iv) any transaction or series of transactions by the Corporation in which in excess of 50 percent (50%) of the Corporation's voting power is transferred (each, a "**Reorganization**"), then as a part of such Reorganization, provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive the same kind and amount of stock or other securities or property (including cash) of the Corporation, or of the successor corporation resulting from such Reorganization.

(b) The provisions of this **Section 9** are in addition to and not in lieu of the provisions of **Section 2** hereof.

10. **No Impairment.**

The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

11. **Lost or Stolen Certificates.**

Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Corporation, or (iii) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

Exhibit B

4-SCORED, INC.
CERTIFICATE OF DESIGNATION

DESIGNATING
SERIES B PREFERRED STOCK

1. **Designation and Amount.**

This series of Preferred Stock shall be designated "**Series B Preferred Stock**" and the authorized number of shares constituting such series shall be **Twenty-Five Million (25,000,000)**. The par value of the Series B Preferred Stock shall be $0.001 per share. Shares of the Series B Preferred Stock shall have a stated value of $1.00 per share (the "**Stated Value**").

2. **Dividends.**

From and after the date of the issuance of any shares of Series B Preferred Stock, dividends at the rate per annum of $0.10 per share shall accrue on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this **Section 2**, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid and (ii) the dividend payable on each share of Series B Preferred Stock, as if all shares of such class or series had been converted into Common Stock.

3. **Preferences on Liquidation.**

(a) **Preferential Payments to Holders of Series B Preferred Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series B Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock pursuant to **Section 5** immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series B Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this **Subsection 5(a)**, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) **Payments to Holders of Common Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series B Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(c) **Deemed Liquidation Events**. Each of the following events shall be considered a "**Deemed Liquidation Event**":

(i) a merger or consolidation in which the Corporation is not the surviving entity (other than a merger to effectuate a change in domicile) or which the shareholders of the Company do not retain at least 25 percent (25%) of the outstanding capital stock of the surviving entity; and

(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4. Voting Rights.

(a) **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series B Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b) **Protection Provisions**. So long as least 25 percent (25%) of the shares of Series B Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by the Florida Business Corporation Act) of the Holders of at least a majority of the then outstanding shares of Series B Preferred Stock:

(i) alter or change the rights, preferences or privileges of the Series B Preferred Stock;

(ii) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series B Preferred Stock;

(iii) create any new class or series of capital stock having a preference over the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined, "**Senior Securities**");

(iv) create any new class or series of capital stock ranking *pari passu* with the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation; or

(v) issue any additional shares of Senior Securities; or redeem, or declare or pay any cash dividend or distribution on, any Junior Securities.

If holders of at least a majority of the then outstanding shares of Series B Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock pursuant to **Subsection (b)** above, then the Corporation shall deliver notice of such approved change to the Holders of the Series B Preferred Stock that did not agree to such alteration or change (the "**Dissenting Holders**").

5. Conversion. The Series B Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

(a) **Optional Conversion.**

(i) **Conversion Ratio**. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price (as defined below) in effect at the time of conversion. The "**Series B Conversion Price**" shall initially be equal to $1.00. Such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(ii) **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series B Preferred Stock.

(iii) **Notice of Conversion**. In order for a holder of Series B Preferred Stock to voluntarily convert shares of Series B Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series B Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series B Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series B Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series B Preferred Stock represented by the surrendered certificate that were not converted into Common Stock.

(b) **Mandatory Conversion**. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $5.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series B Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to **Subsections 5(a)(i)** and **5(a)(ii)** such shares may not be reissued by the Corporation.

(c) **Effect of Conversion**. All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

(d) **No Further Adjustment**. Upon any such conversion, no adjustment to the Series B Conversion Price shall be made for any declared but unpaid dividends on the Series B

Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

6. **Adjustments to Series B Conversion Price for Diluting Issues.**

(a) **Special Definitions**. For purposes of this Article Fourth, the following definitions shall apply:

(i) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(ii) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(iii) "**Series B Original Issue Date**" shall mean the date on which the first share of Series B Preferred Stock was issued.

(iv) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or deemed to be issued) by the Corporation after the Series B Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(1) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on an outstanding class of capital stock;

(2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of capital stock;

(3) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(4) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(5) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(6) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(7) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation;

(8) shares of Common Stock, Options or Convertible Securities issued in connection with collaboration marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b) **No Adjustment of Series B Conversion Price**. No adjustment in the Series B Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least 25 percent (25%) of the then outstanding shares of Series B Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(c) **Adjustment of Series B Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Series B Original Issue Date issue Additional Shares of Common Stock (excluding Exempted Securities), without consideration or for a consideration per share less than the applicable Series B Conversion Price in effect immediately prior to such issue, then the Series B Conversion Price shall be reduced, concurrently with such issue, to the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of $0.001 of consideration for all such Additional Shares of Common Stock issued or deemed to be issued.

(d) **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the Series B Original Issue Date effect a subdivision of the outstanding Common Stock, the Series B Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock, the Series B Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this **Subsection 6(d)** shall become effective at the close of business on the date the subdivision or combination becomes effective.

7. No Redemption.

The shares of the Series B Preferred Stock are not redeemable.

8. **Merger, Consolidation, Etc.**

(a) If at any time or from time to time there shall be (i) a merger, or consolidation of the Corporation with or into another corporation, (ii) the sale of all or substantially all of the Corporation's capital stock or assets to any other person, (iii) any other form of business combination or reorganization in which the Corporation shall not be the continuing or surviving entity of such business combination or reorganization, or (iv) any transaction or series of transactions by the Corporation in which in excess of 50 percent (50%) of the Corporation's voting power is transferred (each, a "**Reorganization**"), then as a part of such Reorganization, provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive the same kind and amount of stock or other securities or property (including cash) of the Corporation, or of the successor corporation resulting from such Reorganization.

(b) The provisions of this **Section 8** are in addition to and not in lieu of the provisions of **Section 2** hereof.

9. **No Impairment.**

The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment.

10. **Lost or Stolen Certificates.**

Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Corporation, or (iii) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.